Deutsche Bank Investor Deep Dive, November 17, 2025 Financial Data Supplement Q4 2025 Exhibit 99.9

Deutsche Bank Q4 2025 Financial Data Supplement – Investor Deep Dive _________________________________________________________________________________________________________________________________________ Agenda Throughout this presentation, figures are rounded, and totals may not sum due to rounding differences and percentages may not precisely reflect the absolute figures; Figures for 2025 are based on 2025 October Forecast (FY 2025 FC) and September 2025 FX rates, if not stated otherwise. All segment figures reflect the segment composition as of the fourth quarter 2025. EU carve out Results are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”), including application of portfolio fair value hedge accounting for non-maturing deposits and fixed rate mortgages with pre- payment options (the “EU carve out”). Fair value hedge accounting under the EU carve out is employed to minimize the accounting exposure to both positive and negative moves in interest rates in each tenor bucket thereby reducing the volatility of reported revenue from Treasury activities. The impacts from applying the EU carve-out on the bank’s fourth quarter 2025 and full year 2025 forecasted results are currently not estimable. 1 Q4 2025 Financial Data Supplement – Investor Deep Dive Deutsche Bank consolidated Summary 2 Segment detail Private Bank/Asset Management 3 Corporate Bank/Investment Bank 4 Definition of certain financial measures and other information 5 Footnotes 6

Deutsche Bank Q4 2025 Financial Data Supplement – Investor Deep Dive _________________________________________________________________________________________________________________________________________ Summary FinSum For footnotes please refer to page 6. 2 FY 2024 FY 2025 FC Group targets Post-tax return on average tangible shareholders' equity1,2,9 4.7% > 10% Compound annual growth rate of revenues from 20213 6% ~ 6% Cost/income ratio1 76% < 65% Common Equity Tier 1 capital ratio1,4 13.8% ~ 14% Key financial metrics Statement of income Total net revenues, in € bn 30.1 ~ 32 o/w Net interest income 43% 46% o/w Net interest income Key banking book segments and other funding, in € bn1 13.2 13.5 o/w Total noninterest income 57% 54% Noninterest expenses, in € bn 23.0 20.6 Pre-provision profit, in € bn5 7.1 11 Profit (loss) before tax, in € bn 5.3 10 Balance sheet, in € bn 4 Loans (gross of allowance for loan losses) 479 ~ 485 Deposits 666 ~ 670 Long-term debt 115 118 Sustainable finance volume (cumulative)6 373 ~ 460 Resources, in € bn4 Risk-weighted assets 357 ~ 355 High-quality liquid assets (HQLA) 226 ~ 240 Ratios Post-tax return on average shareholders' equity1,2,9 4.2% ~ 9% Liquidity coverage ratio 131% ~ 140%

Deutsche Bank Q4 2025 Financial Data Supplement – Investor Deep Dive _________________________________________________________________________________________________________________________________________ Private Bank/Asset Management Corporate Bank 3 For footnotes please refer to page 6. Private Bank10 FY 2024 FY 2025 FC Total net revenues, in € bn 9.4 ~ 9.7 Personal Banking noninterest expenses, in € bn ~ 4.4  ~ 3.9 Personal Banking cost/income ratio1 83%  74% Wealth Management noninterest expenses, in € bn ~ 3.0  ~ 2.8 Wealth Management cost/income ratio 1 71%  63% Personal Banking Assets under management, in € bn 4,7 159 176 Wealth Management Net new assets, in € bn 20 24 Cost/income ratio1 78% 69% Post-tax return on average shareholders' equity 1,2,9 5.1% ~ 10% Post-tax return on average tangible shareholders' equity 1,2,9 5.1% 10% Asset Management FY 2024 FY 2025 FC Total net revenues, in € bn 2.6 ~ 3.0 o/w DWS revenues, in € bn 2.8 ~ 3.1 Noninterest expenses, in € bn 1.8 ~ 1.8 o/w DWS noninterest expenses, in € bn 1.8 ~ 1.8

Deutsche Bank Q4 2025 Financial Data Supplement – Investor Deep Dive _________________________________________________________________________________________________________________________________________ Corporate Bank/Investment Bank Private Bank 4 For footnotes please refer to page 6. Corporate Bank FY 2024 FY 2025 FC Corporate Treasury Services, in € bn 4.2 4.2 Institutional Client Services, in € bn 2.0 1.9 Business Banking, in € bn 1.4 1.3 Total net revenues, in € bn 7.5 ~ 7.4 Risk-weighted assets, in € bn4 78 74 Cost/income ratio1 67% 62% Post-tax return on average shareholders' equity1,2,9 11.9% ~ 14% Post-tax return on average tangible shareholders' equity1,2,9 12.7% 15% Investment Bank FY 2024 FY 2025 FC Fixed Income & Currencies (FIC), in € bn 8.5 9.5 Investment Banking and Capital Markets (IBCM), in € bn 2.0 1.9 Total net revenues, in € bn 10.6 ~ 11.5 Risk-weighted assets, in € bn4 130 144 Cost/income ratio1 63% ~ 58% Value at Risk FIC, in € m8 31 27 Post-tax return on average shareholders' equity 1,2,9 9.1% ~ 11% Post-tax return on average tangible shareholders' equity 1,2,9 9.4% 11%

Deutsche Bank Q4 2025 Financial Data Supplement – Investor Deep Dive _________________________________________________________________________________________________________________________________________ Non-GAAP financial measures This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements. Return on equity ratios The Group reports a post-tax return on average shareholders’ equity (RoE) and a post-tax return on average tangible shareholders’ equity (RoTE), each of which is a non-GAAP financial measure. The post-tax RoE and RoTE are calculated as profit (loss) attributable to Deutsche Bank shareholders after Additional Tier 1 (AT1) coupon as a percentage of average shareholders’ equity and average tangible shareholders' equity, respectively. Profit (loss) attributable to Deutsche Bank shareholders after AT1 coupon for the segments is a non-GAAP financial measure and is defined as profit (loss) excluding post-tax profit (loss) attributable to noncontrolling interests and after AT1 coupon, which are allocated to segments based on their allocated average tangible shareholders’ equity. For FY 2024, the Group figures reflect the reported effective tax rate, which was 34%. For the segments, the applied tax rate was 28%. For the Group and segment figures, based on FY 2025 FC, a tax rate of 28% was applied. At the Group level, tangible shareholders' equity is shareholders’ equity as reported in the consolidated balance sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis. The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations. 5 Definition of certain financial measures and other information Allocation of average shareholders’ equity Shareholders’ equity is fully allocated to the Group’s segments based on the regulatory capital demand of each segment. Regulatory capital demand reflects the combined contribution of each segment to the Group’s Common Equity Tier 1 (CET1) ratio, the Group’s leverage ratio and the Group’s capital loss under stress. Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group. Contributions to the CET1 ratio and the leverage ratio are measured through risk-weighted assets (RWA) and leverage ratio exposure. The Group’s capital loss under stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario. Goodwill and other intangible assets are directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns. Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year. Key banking book segments Key banking book segments are defined as Deutsche Bank’s business segments for which net interest income from banking book activities represent a material part of the overall revenue. Cost ratios Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income. Other key ratios Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the RWA for credit, market and operational risk.

Deutsche Bank Q4 2025 Financial Data Supplement – Investor Deep Dive _________________________________________________________________________________________________________________________________________ 1. Definitions of certain financial measures are provided on page 5 of this document. For a reconciliation of the FY 2024 Non-GAAP financial measures please refer to the section ‘Non-GAAP financial measures‘ in the Annual Report 2024. Copies of this document are readily available upon request or can be downloaded from www.db.com/ir. 2. Based on profit (loss) attributable to Deutsche Bank shareholders (post-tax) 3. Twelve months period until the end of the respective reporting period compared to full year 2021 4. At period-end 5. Pre-provision profit defined as net revenues less noninterest expenses 6. Sustainable financing and ESG investment activities are defined in the “Sustainable Finance Framework” and “Deutsche Bank ESG Investments Framework” which are available at investor- relations.db.com; in cases where validation against the Frameworks cannot be completed before the end of the reporting quarter, volumes are disclosed upon completion of the validation in subsequent quarters 7. Assets under management include assets held on behalf of customers for investment purposes and/or assets that are advised or managed by Deutsche Bank; they are managed on a discretionary or advisory basis or are deposited with Deutsche Bank 8. 2025 figure based on 9M2025 reported values 9. Certain of the Group’s forward-looking targets are Non-GAAP financial measures. Deutsche Bank manages and evaluates its future business performance based on these rather than IFRS financial measures; accordingly, the Group believes that a reconciliation to the related IFRS measure for future periods is not considered meaningful or relevant. Deutsche Bank will continue to disclose reconciliations of Non-GAAP to IFRS financial measures within its quarterly and annual financial statements. 10. Private Bank total figures unless stated otherwise 6 Footnotes